

June 27, 2012

<u>Via E-Mail</u>
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re:** **Baidu, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2011**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 3.D. Risk Factors</u>

<u>Interruption or failure of our own information technology…, page 8</u>

1. You disclose that in July 2011 "[y]our services were inaccessible to many users for approximately a half an hour due to network failure." Please tell us the nature of the network failure, including whether the failure was the result of a cybersecurity attack. In addition, given the January 2010 hacking incident you disclose, tell us what consideration you gave to the guidance on cybersecurity in CF Disclosure Guidance: Topic No. 2 (October 13, 2011).

A severe and prolonged economic recession…, page 14

2.   Please advise what consideration you gave to addressing here and in your Management Discussion risks related to your exposure to spending by small and medium enterprises ("SMEs"). In this regard, we note the disclosure on page 67 that your P4P customer growth was primarily driven by the adoption of P4P services by SMEs

Item 4.B. Business Overview

Competition, page 47

3.   With a view to material disclosure in future filings, please provide us your analysis regarding the competition from vertical search sites that specialize on specific online content, including any threats to divert traffic from your site.

Item 18. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements

Loan Agreements, page F-9

4.   We note from your response to comment 4 in your letter dated October 22, 2011 that you planned to file the renewed loan agreement between Baidu Online and Baidu Pay as an exhibit to the Form 20-F covering fiscal 2011. However, it does not appear that this loan agreement has been filed as an exhibit. Tell us what consideration you gave to filing this agreement.

Exclusive Technology Consulting and Service Agreements, page F-11

5.   We note your response to comment 4 in your letter dated October 22, 2011 where you indicated that you would disclose in future filings the amount of service fees the VIEs paid to Baidu Online. However, it does not appear that you have disclosed this information. Please tell us the amount of service fees that Baidu Netcom and Baidu Perusal paid to Baidu Online as a percentage of their respective net incomes and tell us what consideration you gave to disclosing this information.

Note 3. Business Combination

Acquisition of Qunar, page F-30

6.   We note your disclosure that fair value of the redeemable noncontrolling interest was estimated using the income approach. Please tell us whether the acquisition date fair value of this interest also included the value of the embedded put right and tell us what consideration you gave to disclosing this information.

7.   We further note that "[a]s the noncontrolling interests are currently redeemable at any time after the acquisition date, the adjustments of adjusting the carrying amount of the noncontrolling interests to the fixed redemption amount would be recorded at each reporting date." In addition, you state that the "Company considered the impact of redemption feature only in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation without adjusting net income attributable to the Company." Please clarify your accounting for the redeemable interest, including whether any adjustments have been recorded to accrete the carrying value to the fixed redemption amount, how such adjustments have been reflected in the financial statements, and whether the carrying amount as of December 31, 2011 represents the redemption amount. If not, tell us the redemption value as of December 31, 2011. Further, tell us the authoritative literature you have relied on in accounting for this interest and tell us what consideration you gave to the disclosure provisions of ASC 480-S99-3A-24.

Note 4. Investments

Long-term investments, page F-33

8.   We note that you obtained additional ordinary shares in Qiyi with consideration in the form of future online marketing services to be provided to Qiyi. Tell us the value that you recorded as an investment for these shares, how you determined such value, and the authoritative literature that you followed in accounting for these shares. Further, tell us what consideration you gave to disclosing this information.

9.   We note that you have recognized cumulative losses in Qiyi of $19 million. Tell us whether you consider any impairment indicators to be present for this investment and how you have calculated any impairment losses. Further, tell us what consideration you gave to the recoverability of any related party loans receivable from this entity. Tell us what consideration you gave to disclosing this information.

10.   We note that you spun off a group of assets to Youa and entities under common control and recognized a gain of $25.07 million arising from the difference between the fair value of your retained noncontrolling interest of 100% of ordinary shares in Youa and the

carrying value of the assets spun off to Youa. Please clarify the entities under common control to which you are referring, and the ownership structure of these entities. Also, tell us if the carrying value of the assets that you de-recognized in connection with this transaction included an allocation of goodwill. If so, tell us how you determined this amount.

11.   We note that the fair value of your retained interest in Youa was estimated using the income approach. Tell us if you also gave any consideration to the purchase price of the third party interests in Youa in determining the fair value of the retained interest.

Note 6. Other Assets, Current, page F-35

12.   Please tell us the purpose of your loans to financial institutions and the interest rates and repayment terms of these loans. Further, please clarify the terms of the bank notes that secure these receivables, including the party that is providing the security, and whether the funds that have been released to borrowers are also secured. Tell us your consideration to disclosing these factors.

Exhibits

13.   We note the Termination Agreement to the Proxy Agreement, filed as Exhibit 4.58 whereby Robin Yanhong Li transferred all the shares he held in Baidu HR to Baidu Online and then the transferee (Baidu Online) entered into a separate proxy agreement on the same date in the capacity of a current shareholder of Baidu HR. However, it appears from the Proxy Agreement filed as Exhibit 4.60 that Baidu Netcom Science Technology now holds the 100% equity interest in Baidu HR previously held by Mr. Li.   Please explain these apparent inconsistencies. Also, tell us the business purpose for Mr. Li relinquishing his ownership interest in Baidu HR. In addition, explain further why Baidu Netcom (a VIE) is now the principal nominee shareholder of both BaiduPay and Baidu HR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ●   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ●   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief